Exhibit A

Casablanca Capital Urges Shareholders to Vote for Fundamental Change at Cliffs

Slams Cliffs’ Board for Track Record of Value Destruction

Asks Shareholders to Support New Leadership, Vote GOLD Card Today

New York – June 19, 2014 – Casablanca Capital LP, (“Casablanca”) the beneficial owner of approximately 5.2% of Cliffs Natural Resources Inc. (NYSE: CLF), today issued a letter to stockholders in connection with Casablanca’s nomination of six director candidates for election to the Board of Directors at the Company’s upcoming 2014 Annual Meeting of Shareholders on July 29, 2014.

In the letter, Casablanca says the Cliffs’ Board has ‘become a refuge for failed CEOs’ with a track record of value destruction and urges fellow shareholders to vote the GOLD proxy card for Casablanca’s six highly-qualified and independent director nominees in support of change to create value.

Donald Drapkin, Chairman of Casablanca said, “The Cliffs Board is an unmitigated disaster. A majority of its members have not demonstrated a shred of business acumen and do not deserve a single vote. They should not be entrusted to serve on any public company board.”

The full text of the letter, which can be found at www.fixcliffs.com along with other information about Casablanca’s investment in Cliffs, is as follows:

June 19, 2014

Fellow Cliffs Natural Resources Shareholders:

Cliffs’ Board supported and encouraged an expansion strategy that destroyed over $9 billion of your capital and drove the value of your shares down by 85%. Without fundamental change at the Board and senior executive levels, we believe this wastefulness will only continue. In our view, recent steps by this Board are too little, too late and underscore its incompetence. Instead of focusing on the issues at hand, Cliffs’ Board has pursued an entrenchment campaign of misdirection, misstatements, and omission of key facts. The Board’s less than 0.2% ownership interest highlights its lack of alignment with and disregard for shareholders. New leadership is required and we urge you to vote the GOLD card.

Cliffs’ Board has become a refuge for failed CEOs

James Kirsch: Mr. Kirsch’s track record says it all. During his tenure as CEO of Ferro Corp., his company’s shares plummeted from a high of $25.99 to $2.64. Within three months of his departure, Ferro’s stock price more than doubled.

Not to be deterred, Mr. Kirsch, without any mining experience, parlayed this failure into a $1.2 million 2013 payday at Cliffs. Shareholders, meanwhile, suffered a 32% drop in value. For 2014, Mr. Kirsch’s employment contract (strikingly not discussed in Cliffs’ proxy) provides for a $4.5 million pay opportunity. Shareholders are already down 44% for the year, and yet Mr. Kirsch continues to step into ever-changing leadership roles.

Stephen Johnson: Cliffs claims that Mr. Johnson’s appointment to the Board in 2013 was part of “a critical remake of our Board and senior management team” and that Mr. Johnson brought “exceptional experience.” We find this hard to believe given McDermott’s 39% loss of shareholder value during Mr. Johnson’s tenure as CEO. Within three months of Mr. Johnson’s announcing his retirement, McDermott’s share price recovered by over 25%.

When Cliffs’ Board appointed Mr. Johnson in September 2013, it had already wasted $9 billion on failed expansion projects. Despite these missteps, the Board trumpeted Mr. Johnson’s “experience with large international construction projects” as an important contributor to Cliffs’ ongoing strategy to “execute future expansion and growth plans.” Even with a less-blemished track record, Mr. Johnson would still be the wrong director to help transition Cliffs to a new strategy.

Richard Riederer: Mr. Riederer was appointed CEO of Weirton Steel in November 1995 and presided over a 72% stock price drop to $1.20 before he resigned in January 2001.

Shortly thereafter, Mr. Riederer found a new home on the Board of Cliffs in 2002. During his tenure, Mr. Riederer approved all $9 billion of the Company’s value-destroying acquisition strategy. As Chairman of the Governance and Nominating Committee, he played a prominent role in the promotion of Mr. Kirsch to Executive Chairman (and other titles) and the hiring and rushed promotion of Mr. Halverson.

In our view, Mr. Riederer’s only relevant Board qualifications are his stint at Weirton Steel (average market cap of $140 million during his tenure) and position on Cliffs’ Board. Despite 12 years at Cliffs and over $1.4 million in compensation, Mr. Riederer has never purchased a single share of stock.

HALVERSON: A CEO WITHOUT CEO EXPERIENCE

Gary Halverson: Mr. Halverson does not have the necessary experience to transform Cliffs. Before arriving at Cliffs, he had never led a public company, sat on a public board or worked in ferrous metals. With less than three months as CEO-in-training, Mr. Halverson was rushed into the CEO position just one day after Casablanca proposed Lourenco Goncalves as CEO.

Mr. Halverson’s only prior C-Suite experience had been a three-month stint as interim Chief Operating Officer of Barrick Gold—one of five COOs at that company in the last two years. For this experience, Cliffs’ Board awarded Mr. Halverson $2.6 million in compensation for 43 days of work in 2013. Despite earning roughly $60,000 per training day, Mr. Halverson has not yet purchased one share of Cliffs stock.

NOW IS THE TIME TO ELECT NEW SKILLED AND EXPERIENCED DIRECTORS

VOTE THE GOLD CARD TODAY

We cannot see how shareholders can in good conscience vote for this Board of failed and inexperienced executives with a track record of value destruction.

Casablanca’s independent, knowledgeable and experienced Director nominees intend to guide Cliffs for the benefit of all shareholders. We urge you to vote your shares FOR our independent nominees on the enclosed GOLD proxy card.

If you have any questions or require assistance in submitting your GOLD proxy card, please contact Okapi Partners at (212) 297-0720 or (877) 274-8654 (toll-free), or visit www.fixcliffs.com for further information.

We thank you for your continuing support.

Very truly yours,

/s/	/s/	/s/
Donald G. Drapkin Chairman	Douglas Taylor Chief Executive Officer	Gregory S. Donat Partner & Portfolio Manager

About Casablanca Capital LP

Casablanca Capital is an Event Driven and Activist investment manager based in New York, founded in 2010 by Donald G. Drapkin and Douglas Taylor.  Casablanca invests in high quality but underperforming public companies that have multiple levers to unlock shareholder value. The firm seeks to engage with the management, boards, and shareholders of those companies in a constructive dialogue in order to enhance shareholder value through improved operational efficiencies, strategic divestitures, capital structure optimization and increased corporate focus. In 2011, Casablanca successfully initiated a campaign at Mentor Graphics Corporation to improve profitability and enhance value at the company, working with shareholders to elect three nominees to Mentor’s Board.

Cautionary Statement Regarding Opinions and Forward-Looking Statements

Certain information contained herein constitutes “forward-looking statements” with respect to Cliffs Natural Resources Inc. ("Cliffs"), which can be identified by the use of forward-looking terminology such as “may,” “will,” “seek,” “should,” "could," “expect,” “anticipate,” “project,” “estimate,” “intend,” “continue” or “believe” or the negatives thereof or other variations thereon or comparable terminology. Such statements are not guarantees of future performance or activities. Due to various risks, uncertainties and assumptions, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. The opinions of Casablanca Capital LP ("Casablanca") are for general informational purposes only and do not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person, and should not be taken as advice on the merits of any investment decision. This material does not recommend the purchase or sale of any security. Casablanca reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Casablanca disclaims any obligation to update the information contained herein. Casablanca and/or one or more of the investment funds it manages may purchase additional Cliffs shares or sell all or a portion of their shares or trade in securities relating to such shares.

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Media Contacts:

Sard Verbinnen & Co

George Sard/Matt Benson

212-687-8080

 Investor Contacts:

Okapi Partners

Bruce H. Goldfarb/Patrick McHugh/Lydia Mulyk

212-297-0720

CASABLANCA CAPITAL LP, DONALD G. DRAPKIN AND DOUGLAS TAYLOR (COLLECTIVELY, “CASABLANCA") HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF CLIFFS NATURAL RESOURCES INC. (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2014 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CASABLANCA, ROBERT P. FISHER, JR., CELSO LOURENCO GONCALVES, PATRICE E. MERRIN, JOSEPH RUTKOWSKI AND GABRIEL STOLIAR (COLLECTIVELY, THE "PARTICIPANTS") BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, OKAPI PARTNERS LLC, CASABLANCA'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING (212) 297-0720 OR TOLL-FREE AT (877) 274-8654.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED BY CASABLANCA WITH THE SEC ON JUNE 12, 2014. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOV